EXHIBIT  20.2

NewMarket Technology, Inc. Releases Letter to Shareholders Addressing Recent Questions Regarding Share Price


CEO Maintains Current Share Price Does Not Reflect NewMarket's Ability to Achieve Forecasted Goals


Dear Fellow Shareholders,

     The Company has received many email and telephone inquiries over the last few business days regarding the recent drop in the company's share price. The questions have all essentially sought some operational explanation that might account for this recent weakness. The purpose of this communication is to proactively address the question of an operational explanation both generally and specifically. A small, but recurring number of speculative suggestions and concerns have arisen from the larger than average shareholder inquiries that this letter will specifically address and hopefully dispel.

NewMarket Operations

     As a shareholder myself, I share the frustration with the current share price activity. However, I can attest that the Company is stronger than ever and the share price certainly does not reflect the 780% revenue growth NewMarket has already reported from $2.3 million in 2003 annual sales to the $18 million already reported for just the first three quarters in 2004. As previously announced, NewMarket maintains an active sales pipeline of over $150 million in potential new contracts and an additional pipeline of over $70 million in new sales from potential merger and acquisitions under current negotiation. The Company continues to grow at an exceptional pace and achieve all forecasted goals. Management foresees no reason that would prevent NewMarket from continuing to achieve the forecasted goals of $10 million in revenue for the First Quarter 2005 and $75 million for the Year 2005.

     In the course of the Company's two and a half year history since launching the NewMarket business plan in June 2002, the share price, after a 1 for 30 reverse split, has traded as low as $0.05 and as high as $1.35. During the same period of time, the Company has achieved, if not surpassed, every growth objective and forecasted goal. I believe at some point management's consistent performance will overcome the various influences that result in stock price fluctuations that discount the Company's overall consistent performance.

Specific Speculation

1. Change of Auditor - A number of questions have speculated that the change in Auditor might account for the share price weakness. The change in Auditor has been an exceptionally amicable transition. The Sarbanes Oxley rules require the Audit Partner to change every five years and considering that the previous Auditor was a one partner firm the only way to comply with the Sarbanes Oxley requirement was to change firms. There has been no disagreement between the Company and the previous Auditor and the previous Auditor is actively cooperating in the transition of responsibility to the new Auditor. In addition, there has not been any dispute between the previous Auditor and the new Auditor. On Tuesday March 29th the Company filed an amended 8K regarding the change in Auditor in response to an inquiry from the SEC requesting more clarifying language. I cannot see any legitimate reason that would arise from the change in Auditor that could account for the current share price decrease.

2. The Change in Auditor Will Cause a Reporting Delay - A number of questions have speculated that the change in Auditor will result in a filing delay of the annual report. A change in Auditor does create a man hour increase in order to complete the necessary work as the new Auditor must independently verify previous accounting treatments and become familiar with existing operations. Management cannot commit today that the increased man hour requirement will not result in a filing extension. At the same time, management cannot commit that the increased man hour requirement will result in a filing extension. Management can commit that the SEC Form 10K will be filed within SEC regulations. Given the already disclosed 780% revenue growth through the Third Quarter of 2004 and the profitability of the Second and Third Quarters, management believes the 2004 year end results will reflect positively upon the Company's ongoing progress. Any possibility of delay is not the result of poor financial performance and I cannot foresee any legitimate reason that a delay due to a regulatory required increase in work load could account for the current share price decrease.

3. The Recently Disclosed $850,000 Note Will Default - A number of questions have postulated that the recently disclosed $850,000 thirty day note will fall into default. The Company did recently disclose an $850,000 thirty day note which was originally intended as part of an equity investment associated with a planned registration statement. The planned structure of the corresponding securities agreement was voided by a recent SEC interpretation resulting in the rejection of similar registration statement filings by other companies. Another investor's money was returned and the $850,000 investor agreed to an $850,000 thirty day note until a longer term note restructure is consummated. The Company has the financial resources to commit to a longer term repayment with a reasonable rate of return for the Investor. I foresee no reason that the $850,000 note will fall into default.

4. NewMarket is Under an Aggressive Naked Short Attack - A number of questions have proposed that naked short sellers are aggressively driving the stock down. Short selling without documented immediate access to stock that could cover a short position is prohibited by SEC rules and often referred to as "naked shorting." Illegal short sales are difficult to verify, however, there has been some NewMarket trading activity that does create suspicion that illegal short sales do occur. For instance, some market makers report more sales than purchases. Since the enactment of Regulation SHO NewMarket has made it a practice of sending a notification letter to the subject market maker when this imbalance of more sales than purchases occurs. The intent of this letter is to work cooperatively with the market makers to ensure that the required documentation for any short sales is in place. We get varied responses from the market makers, but generally see a trading activity change that results in a balance between purchases and sales. Admittedly, this is currently an ongoing process and we do not believe this effort can ultimately end what we suspect to be the illegal shorting of NewMarket stock. We do believe that our practice of monitoring and sending notification of irregularity mitigates the negative impact of potential illegal short sales. I have complete confidence that between the Senate Banking Committee's recent involvement in understanding and eliminating naked short selling and legal actions such as the NanoPierce Technologies (OTCBB:NPCT) law suit against institutions which can profit from ---- naked short selling, that the practice of naked short selling will come to a dramatic conclusion. I do not believe that naked short selling can independently account for the entirety of the current share price issue, nor do I believe that naked short selling can have a long term impact on a company such as NewMarket with our ability to continue operations independent of any share price fluctuation.

     On behalf of the entire management team at NewMarket Technology, please know we remain committed to all shareholders in our effort to build a new and unique micro cap business model for periodically launching emerging technologies with an exceptional return on investment opportunity through the recurring issuance of equity dividends, such as the upcoming Defense Technology Systems (OTCBB:DFTS) stock dividend. We are confident that NewMarket will overcome the current share price issue just as we have overcome previous share price issues. We hope that long term investors will recognize that management's commitment and consistent performance will offer an exceptional overall long-term return with the added benefit of a number of stock dividends in the form of separate publicly-listed stock. We look forward to the day when naked short sellers will eventually be caught painfully short to the financial benefit of genuine shareholders.


Best Regards,
Philip Verges
CEO and Chairman
NewMarket Technology, Inc.